SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	March	2007
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated March 29, 2007.

DOCUMENT 1

For Immediate Release	March 29, 2007
RM: 7 – 07

Crystallex Reports 2006 Year End Results

TORONTO, ONTARIO, March 29, 2007 - Crystallex International Corporation (TSX: KRY) (Amex: KRY) today reported its financial results for the year ending December 31, 2006. All dollar figures are in US Dollars unless otherwise indicated.

Commenting on the Company’s progress, Gordon Thompson, President and Chief Executive Officer of Crystallex said, “Since taking the position as Crystallex President and CEO in February, 2007, I have had several opportunities to meet with Venezuelan Officials regarding our investments there and plans for Las Cristinas. Additionally, I have confirmed the final Permit required for Las Cristinas is advancing through the Ministry of the Environment and Natural Resources (“MARN”), the final step in the process.”

Several key objectives achieved during 2006 included:

•	Converted $7.5 million of Standard Bank’s (“SBL”) debt to equity. SBL’s outstanding bank debt reduced to $3.2 million at year-end.
•	Produced 47,345 ounces of gold at the Revemin Plant
•	Successfully completed Equity Unit Financing, Private Placement and early warrant exercise to improve Company’s working capital
•	Launched in-fill and step-out drill program on Las Cristinas
•	Adopted new Shareholder Rights Plan
•	Received MIBAM (Ministry of Basic Industry and Mining) formal approval of all the technical, economic and financial aspects of the Feasibility Study for the Las Cristinas project

At December 31, 2006, Proven and probable gold reserves at Las Cristinas estimated at $450 per ounce were 14.0 million ounces. Proven reserves were 50 million tonnes grading 1.25 g/t and probable reserves were 328 million tonnes grading 1.14 g/t. Total proven and probable reserves were 378 million tonnes grading 1.15 g/t. The $450 per ounce reserve estimate by Mine Development Associates used the pit design from the 2005 Development Plan which was based on a $350 per ounce gold price assumption. Using the same $350 per ounce pit design and other physical parameters and costs from the 2005 Development Plan, the following table presents Las Cristinas reserves at various gold prices:

Gold Price	Ore (million tonnes)	Au Grade (g/t)	Contained Gold (million ounces)	Strip Ratio
$450	378	1.15	14.0	1.0
$500	405	1.10	14.4	0.9
$550	431	1.06	14.7	0.8

Mr. Thompson confirmed, “In late 2006 Crystallex launched drill program at Las Cristinas (Crystallex News Release November 1, 2006) with the goal to upgrade existing inferred mineral resources into measured and indicated mineral resources, as well as to increase resources and enable an updated gold reserve and resource estimate. The 13,500 metre drill program was completed in February, 2007. We expect to receive the drill hole assay results in the near term and will press release the data upon receipt. The revised reserve and resource estimate based on the new drill data should be completed and released by the end of the second quarter, 2007.”

Management’s Discussion and Analysis

For the Year Ended December 31, 2006

(All dollar amounts in US dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) of the audited financial condition and results of the operations of Crystallex International Corporation (“Crystallex” or the “Company”) for the year ended December 31, 2006 should be read in conjunction with the Company’s annual audited consolidated financial statements and the notes relating thereto. The audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All dollar amounts in this MD&A are in US dollars, unless otherwise specified. This MD&A was prepared as of March 27, 2007.

Highlights

•	The Government of Venezuela, through the Ministry of Basic Industries and Mining, (“MIBAM”) formal approval of the Las Cristinas Feasibility Study, announced March 27, 2006.

•	Gold reserves at Las Cristinas of 14.0 million ounces based on a $450 per ounce gold price.

•	Completed a 13,500 metre drilling program at Las Cristinas in February 2007. New resource and reserve estimate expected by the end of the second quarter 2007.

•	Gold production of 47,345 ounces at the Revemin Mill.

•	Corporate debt reduced by $9.2 million.

•	Net loss for the year of $35.7 million, ($0.15) per share.

Key Statistics

	2006	2005	2004
Operating Statistics
Gold Production (ounces)	47,345	53,178	48,973
Gold Sold (ounces)	48,570	55,217	49,478
Per Ounce Data:
Total Cash Cost [1]	$552	$401	$365
Average Realized Gold Price	$578	$453	$409
Average Spot Gold Price	$604	$445	$410
Gold Reserves[2] (ounces):
Operating Mines	---	38,100	90,400
Las Cristinas	14,006,000	13,594,000	12,849,000

Financial Results ($ 000’s)
Revenues	$28,088	$24,990	$20,246
Net Loss	($35,684)	($45,207)	($60,654)
Net Loss per Basic Share	($0.15)	($0.23)	($0.35)
Cash Flow from Operating Activities	($32,053)	($32,714)	($36,005)

Financial Position ($ 000’s)
Cash and Cash Equivalents	$28,573	$4,070	$5,767
Short-term Investments	---	---	$30,277
Restricted Cash and Equivalents	---	$21,323	$98,006
Total Debt	$87,697	$96,938	$85,088
Shareholders’ Equity	$196,043	$132,067	$143,554
Weighted Average Shares Outstanding - Basic (millions)	230.2	194.7	172.2

1 For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold.

2 Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities.

Financial Results Overview

The Company recorded a net loss of $35.7 million, or $0.15 per share in 2006, compared with a net loss of $45.2 million or $0.23 per share in 2005. The higher net loss in 2005 is attributable to a $6.6 million write-down of investments in subsidiaries and a $3.8 million commodity contract loss.

Revenue of $28.1 million in 2006 was 12% higher than the $25.0 million of revenue generated in 2005 and reflects higher realized prices on gold sales, which offset the reduction of ounces sold. In 2006, the Company sold 48,570 ounces of gold at an average realized price of $578 per ounce, while in 2005, 55,217 ounces of gold were sold at an average realized price of $453 per ounce. The average spot gold price in 2006 was $604 per ounce, 36% higher than the 2005 average of $445 per ounce.

Operating cash flow was a deficit of $32.1 million in 2006, compared with a deficit of $32.7 million in 2005. The cash flow deficit in 2006 includes general and administrative expenses of $20.4 million, $10.0 million of cash interest payments and a $5.4 million utilization of working capital. The 2005 deficit reflected a similar level of expenditures on general and administrative expenses and cash interest payments, but also included $12.0 million of expenditures for settling gold contract positions, partially offset by a $4.8 million positive contribution from working capital changes. Capital expenditures were $48.4 million in 2006, a decrease of $46.0 million from the prior year due to a reduction in spending on Las Cristinas. At year end 2006, the Company had cash and cash equivalents of $28.6 million.

Development Project

Las Cristinas

Overview

In September 2002, the Company signed a Mining Operation Agreement, (“MOA”) with the State owned Corporacion Venezolana de Guayana, (“CVG”) which granted Crystallex exclusive rights to develop and exploit the gold deposits on the Las Cristinas property. Since signing the MOA, Crystallex has achieved a number of important milestones in the development of Las Cristinas, including:

•	September 2003 – completed a Feasibility Study for a 20,000 tonnes per day, (“tpd”) operation. Gold production at 20,000 tpd averages approximately 270,000 ounces per year over a 41 year mine life.

•	March 2004 – the Las Cristinas Feasibility Study is approved by the CVG.

•	April 2004 – SNC Lavalin Engineers and Constructors Inc., (“SNCL”) appointed as Engineering, Procurement and Construction Management, (“EPCM”) contractors.

•	April 2004 – Environmental Impact Statement, (“EIS”) submitted to the Ministry of Environment and Natural Resources, (“MARN”).

•	August 2004 – the first and prerequisite permit, the Land Occupation Permit, which authorizes the use of the Las Cristinas properties for mining was confirmed.

•

August 2005 – SNCL completed a comprehensive update to the September 2003 Feasibility Study, titled Development Plan 2005. The Development Plan 2005 is a National Instrument 43-101 compliant Technical Report.

•

October 2005 – SNCL completed a Pre-Feasibility Study considering an expansion of Las Cristinas from 20,000 tpd to 40,000 tpd. Gold production at 40,000 tpd averages approximately 490,000 ounces per year over a 23 year mine life.

•	March 2006 – the Ministry of Basic Industries and Mining, (“MIBAM”) approved the Las Cristinas Feasibility Study.

•

March 2007 – All long lead time mining and processing equipment has been received and paid for. Approximately $61 million of equipment is in storage, primarily in Houston, Texas. Engineering design was largely completed at the end of 2005. The construction camp at site is operational and includes kitchen and recreation facilities (with services provided by a catering contractor), refurbished accommodation and a malarial clinic. A 1,000 metre tarred airstrip at site and a 19 kilometre access road are operational. Community social programs continue, and the principal projects for 2007 include construction of a sewage treatment plant and designing and initiating construction of a new medical facility in the town of Las Claritas.

Permitting Progress

Mining projects in Venezuela require a land use permit and an authorization to impact the natural resources, both of which are issued by the MARN. The Land Use Permit was confirmed for Las Cristinas in August 2004. The Permit to Impact Natural Resources, (the “Permit”) authorizes the developer to construct and operate its mine.

At a meeting in Venezuela in October 2006, the MARN indicated its intention to expedite the permitting process for Las Cristinas. MARN requested that Crystallex and Gold Reserve Inc., (Gold Reserve is developing the Las Brisas property to the south of Las Cristinas) cooperate on a number of shared projects to reduce the overall environmental impact of both projects in the Km 88 region. The joint projects include use of a shared airstrip, use of a shared explosives plant, designing and constructing a single National Guard command post for both projects, consideration of sharing access roads and agreeing to work with the community of San Isidro in designing and building a solid waste landfill facility to ultimately be handed to the community for administration.

Crystallex and Gold Reserve have reached agreements in principal on these joint environmental related projects and have recently provided the MARN with supporting documentation on these and other requests.

At the same October meeting, the MARN representatives confirmed that Las Cristinas and Las Brisas were recognized as separate and distinct projects by the Ministry and that each will be issued its own permit and that the timing for granting of the permits for each project would be independent of one another.

Reserves and Resources

In August 2005, SNCL completed a comprehensive update to the September 2003 Las Cristinas Feasibility Study. The updated report titled “Development Plan – 2005” represents the Company’s current Technical Report as defined by the Canadian Securities Administrators in National Instrument 43-101. The Development Plan included an updated estimate of resources and reserves at Las Cristinas. The Development Plan reserve estimate incorporated new operating cost estimates, the results of Crystallex drilling programs in 2004 and 2005 and was based on an open pit design using a $350 per ounce gold price. For year-end 2006 reserve reporting, Mine Development Associates (“MDA”) was engaged to provide an estimate of reserves at Las Cristinas using a $450 per ounce gold price. The pit design (based on $350 per ounce) and other parameters and costs from the Development Plan - 2005 did not change. At $450 per ounce, proven and probable reserves at Las Cristinas are estimated to be 14.0 million ounces of gold. Total proven and probable reserves are 378 million tonnes grading 1.15 g/t, including proven reserves of 50 million tonnes grading 1.25 g/t and probable reserves of 328 million tonnes grading 1.14 g/t. There is no change to the resource estimate, which includes Measured and Indicated resources of 501 million tonnes grading 1.1 grams per tonne gold, containing 17.7 million ounces of gold. The reserves are included in the resource estimate.

Crystallex completed a 13,500 metre drill program at Las Cristinas in February 2007. MDA has been engaged to incorporate the new drill results in an updated resource and reserve estimate. The Las Cristinas open pit will be redesigned using a $450 per ounce gold price. The new resource and reserve estimate should be available by the end of the second quarter 2007.

2006 Development Expenditures

In 2006, Crystallex spent $48.4 million on development expenditures for Las Cristinas as compared with $94.4 million in 2005. The reduction in expenditures in 2006 reflects the fact that engineering design was largely completed at the end of 2005 and also the majority of payments for long lead time equipment were made in 2005. Considering 2006 expenditures, approximately $26 million was for engineering services, equipment purchases, camp catering and freight and storage costs as detailed in the Development Plan - 2005 capital budget of $293 million and governed by the EPCM contract. The balance of $22.4 million was expended in areas not included in the $293 million capital budget, including site security, general and administrative expenditures at the camp, social and community development programs, exploration and environmental work.

Since the inception of the EPCM contract in April 2004, expenditures related to Las Cristinas have totalled $181 million. Of this amount, approximately $115 million is related to items governed by the EPCM contract and included in the 2005 capital estimate of $293 million. The Company intends to update both capital and operating cost estimates following receipt of the Permit.

Operations Review

Production

Gold Production (ounces)	2006	2005	2004
Tomi Open Pits	19,428	30,290	35,961
Tomi Underground	22,210	19,811	5,891
La Victoria	3,260	1,491	2,412
Purchased Material	2,447	1,586	4,709
Total Gold Production (ounces)	47,345	53,178	48,973
Total Ore Processed[1] (tonnes)	367,667	418,414	443,504
Head Grade of Ore Processed (g/t)	4.4	4.2	3.7
Total Recovery Rate (%)	92%	94%	93%
Total Recovered (ounces)	47,345	53,178	48,973
Total Cash Cost Per Ounce Sold	$552	$401	$365
Mine Operating Cashflow[2] ($,000)	$1,300	$2,235	$2,208
Capital Expenditures ($,000)	---	$856	$9,900
Mine Cash Flow After Capital[3] ($,000)	$1,300	$1,379	($7,692)

1 Ore from Tomi, La Victoria and purchased material is processed at the Company’s Revemin mill.

2 Mining Revenue less Operating Expenses (adjusted for non-cash items and excludes exploration costs of $621,000 in 2006). This is a non-GAAP item.

3Capital Expenditures at the El Callao operating mines, excludes Las Cristinas. Since the second quarter of 2005, all costs at the El Callao operations have been expensed due to the short reserve life of these mines.

For the past three years, over 85% of the Company’s gold production has been sourced from mines on the Tomi concession, located near El Callao in Bolivar state.

The Company produced 47,345 ounces of gold at its Venezuelan operations in 2006, an 11% decrease from 2005. The decrease in gold production was attributable to mining significantly more waste material, and mining and processing fewer tonnes of ore. The Revemin mill, which processes ore from Tomi, La Victoria and purchased material, processed approximately 368,000 tonnes of ore in 2006, a 12% decrease from 2005.

At Tomi, open pit mining was conducted principally at the Mackenzie and Fosforito pits, with a modest amount of mining undertaken at the Milagrito 1 pit until its depletion at the end of the first quarter. As compared with the year earlier period, gold production from the Tomi open pits declined by 36% in 2006. Lower ore production from the Tomi pits was attributable to a significant increase in the requirement for waste stripping. The strip ratio (the ratio of waste rock mined to ore mined) increased by 58%, from 6.3:1.0 in 2005 to 10.0:1.0 in 2006. The strip ratio is expected to remain high for the first half of 2007, then decline as the pits are exhausted in 2008. Lower production from the Tomi open pits was partially offset by production increases at the Tomi underground mine and the La Victoria open pit mine.

During 2007, the Company plans to conduct exploration on the Tomi properties with the aim of finding sufficient open pit ore to supply the Revemin mill after the depletion of the existing Tomi pits in 2008. The Company also plans to mine and process over 100,000 tonnes of non-refractory ore from the La Victoria deposit in 2007 and is evaluating fine grinding of the La Victoria refractory sulphide ore prior to treatment in the Revemin mill. An in-pit crusher at La Victoria is currently being used to crush waste rock which is trucked to Las Cristinas for use as construction aggregate.

The mining operations generated cash flow of approximately $1.3 million in 2006, as compared with $1.4 million in 2005. The decrease was attributable to lower gold sales and an increase in operating costs, which offset higher realized gold prices.

Tomi

100% Basis	2006	2005	2004
Tomi Open Pits (100% Crystallex)
Tonnes Ore Mined	227,845	313,599	334,289
Tonnes Waste Mined	2,287,217	1,971,402	2,751,124
Tonnes Ore Processed	211,936	319,287	350,008
Average Grade of Ore Processed (g/t)	3.1	3.2	3.5
Recovery Rate (%)	94%	93%	92%
Production (ounces)	19,428	30,290	35,961
Tomi Underground (100% Crystallex)
Tonnes Ore Mined	89,689	72,177	26,966
Tonnes Ore Processed	88,183	63,319	28,454
Average Grade of Ore Processed (g/t)	8.4	10.2	6.9
Recovery Rate (%)	93%	95%	94%
Production (ounces)	22,210	19,811	5,891

La Victoria

100% Basis	2006	2005	2004
La Victoria
Tonnes Ore Mined	64,222	24,892	36,012
Tonnes Waste Mined	353,052	126,704	481,210
Tonnes Ore Processed	51,424	25,649	25,974
Average Grade of Ore Processed (g/t)	2.3	2.02	3.18
Recovery Rate (%)	86%	89%	91%
Production (ounces)	3,260	1,491	2,412

Income Statement

Revenue

Mining revenue in 2006 was $28.1 million, as compared with $25.0 million in 2005. The increase in revenue in 2006 was attributable to realizing a higher average price on gold sales, which more than offset a reduction in ounces of gold sold. In 2006 the Company sold 48,570 ounces of gold and realized an average gold price of $578 per ounce as compared with 2005 sales of 55,217 ounces at an average realized price of $453 per ounce. Spot gold prices averaged $604 per ounce in 2006 and $445 per ounce in 2005. Crystallex presently sells all its gold to the Venezuelan Central Bank and receives the prevailing spot gold price. Gold sales proceeds are received in local currency and are used to fund ongoing operations and capital projects in Venezuela.

Revenue in 2005 was $25.0 million, as compared with $20.2 million in 2004. Higher revenue in 2005 was due to selling approximately 11% more gold than the prior year and realizing a higher average price on gold sales. Gold sales in 2005 were 55,217 ounces, compared with 49,478 in 2004. The increase in ounces sold was due to higher gold production. The Company realized an average gold sales price of $453 per ounce in 2005, up from $409 per ounce in 2004. Spot gold prices averaged $445 per ounce in 2005 and $410 per ounce in 2004.

Operating Expenses

The Company’s total cash costs of sales include mining, processing, mine administration, royalties and production taxes and exclude general and administrative expenses, depreciation and depletion, financing costs, capital costs and reclamation accruals. Since the second quarter of 2005, the Company has expensed all costs at its Venezuelan operations near El Callao due to the short remaining life at the Tomi mines.

The Company’s cash costs of sales for 2006 were $27.1 million, compared with $22.8 million in 2005. The increase in costs of sales primarily reflects higher underground mining contractor rates, which were renegotiated in 2006 and an increase in the amount of waste material mined from the open pits. Waste stripping increased by 26%, or approximately 540,000 tonnes in 2006 as compared with 2005. To a lesser extent, higher costs in 2006 also reflect global inflation in the mining industry for consumables and commodities used in the production of gold. The Company experienced significant increases in explosives costs, which were approximately 20% higher on a cost per tonne mined basis in 2006 as compared with 2005. There were also material increases in the cost of consumables used in the mill, including cyanide, steel grinding balls and lime and increases in costs for mill maintenance. Security expenses also increased, as did royalties and exploitation taxes that are linked to higher revenues from gold sales.

On a unit cost basis, total cash costs were $552 per ounce of gold sold in 2006, compared with $401 per ounce in 2005. Unit costs were higher in 2006 due to the combined impact of higher operating costs and fewer ounces sold.

The Company’s costs of sales and unit costs reflect the expensing of all costs at the El Callao operations, including costs that would typically be capitalized, such as underground ramp development and expenditures on the Revemin mill.

In 2005, cash costs of sales were $22.8 million, as compared with $18.0 million in 2004. Although tonnes of waste and ore mined were 30% lower in 2005 than in 2004 and less ore was processed, operating costs were higher in 2005 for a number of reasons. For the last nine months of 2005, all costs at the mining operations were expensed. Higher operating costs in 2005 also reflect the impact of worldwide price inflation of commodities, including mining and processing consumables, particularly explosives, cyanide and steel grinding media. The Tomi open pit operations are relatively high cost due to the significant amount of waste rock required to be mined. The strip ratio (the ratio of waste mined to ore mined) at the Tomi open pits averaged 6.3:1.0 in 2005. In addition, the 2005 operating expense figure includes costs associated with the BIOX pilot plant and concentrate studies for the La Victoria deposit.

On a unit cost basis, total cash costs were $401 per ounce of gold sold in 2005, compared with $365 per ounce in 2004. Unit costs were higher in 2005 as the increase in operating costs more than offset the increase in ounces sold.

Amortization and Depletion

Amortization and depletion expense related to the operations decreased by $0.9 million in 2006 as compared with 2005. The decrease was primarily due to the amortization of substantially all of the remaining carrying value of the Revemin mill by the end of September 2006. The amortization expense in 2005 was for a full 12 months.

Comparing 2005 with 2004, operation’s amortization expense increased by $1.2 million in 2005 due to the decision to, commencing in 2005, amortize the remaining carrying value of the Revemin mill over a two year period to reflect the estimate at the time of a two year life of reserves to be processed at the mill. Depletion expense decreased from $4.9 million in 2004 to $330,000 in 2005 as a result of a write-down of various mineral properties at the end of 2004.

General and Administrative Expenses

General and Administrative expenses were $20.4 million in 2006, as compared with $19.5 million in 2005 and $18.2 million in 2004. In 2006, an increase legal fees, principally related to the Las Cristinas project, were partially offset by a decrease in capital taxes, payroll and travel expenses.

Comparing expenditures of $19.5 million and $18.2 million in 2005 and 2004 respectively, higher legal fees related to Las Cristinas, and higher capital taxes were offset, in part, by a reduction in payroll related charges.

Interest Expense

Interest expense was $12.9 million in 2006, as compared with $11.8 million in 2005. In both 2006 and 2005, $9.4 million of interest expense was cash interest payments on the Company’s $100 million of 9.375% senior unsecured notes. The $1.1 million increase in interest expense in 2006 was primarily due to the fact that the restructured Standard Bank debt, which was entered into in December 2005, was interest bearing throughout 2006.

A portion of interest expense is non-cash ($2.96 million in 2006 and $2.67 million in 2005) and represents interest accretion on the senior unsecured notes and the Standard Bank debt, both of which are instruments with debt and equity components, (refer to Note 7 in the Company’s Notes to the Consolidated Financial Statements).

Comparing 2005 with 2004, interest on debt increased to $11.8 million from $548,000. The increase in 2005 was due to interest expense on the $100 million senior unsecured notes issued in December 2004

Forward Sales and Written Call Options

Crystallex eliminated its gold contract positions in 2005. During 2005, the Company spent cash of $12.0 million to financially settle 93,119 ounces of gold contracts. An additional 71,239 ounces of gold contract positions were closed out on December 23, 2005 and the settlement amount of $14.3 million was converted into a term loan facility with Standard Bank Plc maturing in December 2008, (see Financing Activities). In 2005, the Company recorded a commodity contract loss of $3.8 million.

Write-Down of Property Plant and Equipment and Investment in Subsidiaries

The Company did not incur any write-downs in property, plant and equipment in 2005 or 2006. With the exception of the Las Cristinas project, all property, plant and equipment for operating assets had been fully depleted and amortized by December 31, 2006. During 2005, the Company incurred a charge of $6.6 million due to the write-down of its investment in ECM, (refer to Note 10 in the Notes to the Company’s Consolidated Financial Statements).

In 2004, Crystallex incurred write-downs of mineral properties and plant and equipment of $32.0 million. Of this amount, $13.8 million, was attributed to writing down the carrying value of the Revemin mill to reflect the two year estimated life of reserves to be processed at the mill. Mineral property write-downs included the Albino concession ($10.4 million) Tomi Concession ($3.6 million) and three exploration properties ($4.1 million).

Liquidity and Capital Resources

Crystallex’s principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive operating cashflow (after corporate general and administrative expenses) until the Las Cristinas project is operating at full capacity. At its current rate of expenditures, the Company will need to raise additional funds by the end of the second quarter of 2007.

An update of the capital estimate for Las Cristinas will be undertaken after receipt of the Permit. At that time, the Company will determine its overall funding requirements to cover the period through commercial production of Las Cristinas. The funding requirement will include the balance of capital required to complete the development of Las Cristinas, and funds to meet the Company’s general and administrative expenses, debt service and financing fees. The Company intends to fund the overall requirement with existing cash and from a combination of limited recourse project debt financing and other forms of public market debt and equity financing.

Cash and Cash Equivalents

On December 31, 2006, the Company had cash and cash equivalents of $28.6 million, as compared with $25.4 million (including $21.3 million of restricted cash) at year end 2005. The restricted cash at the end of 2005 represented the balance of proceeds of a $100 million senior unsecured note financing held in escrow to pay for approved capital expenditures for Las Cristinas and to partially fund interest payments for the senior unsecured notes. The restricted cash was fully utilized in 2006.

The change in the cash balance during 2006 is reconciled as follows:

	$ millions
Cash, Cash Equivalents and Restricted Cash on December 31, 2005		$25.4

Common Share and Warrant Financing Activities	$88.9
Debt Borrowings	0
Total Sources of Cash	$88.9

Operating Cash Flow Deficit	($32.1)
Capital Expenditures – Las Cristinas	(48.4)
Debt Repayments	(5.2)
Total Uses of Cash	($85.7)

Net Addition to Cash and Cash Equivalents		$3.2
Cash and Cash Equivalents on December 31, 2006		$28.6

Cash Flow from Operating Activities

Cash flow from operations (before capital expenditures) is principally affected by general and administrative expenditures, cash interest expense, the level of gold sales, realized gold prices, cash operating costs, and movements in non-cash working capital. In previous years, cash flow from operations was also impacted by expenditures on reducing the Company’s gold sales commitments, which were eliminated at the end of 2005.

Cash flow from operations was a deficit of $32.1 million in 2006, compared with a deficit of $32.7 million the year earlier. The cash flow deficit in 2006 reflects general and administrative expenses of $20.4 million, $10.0 million of cash interest payments and a $5.4 million utilization of working capital. In 2005, the cash flow deficit of $32.7 million was largely attributable to $19.5 million of general and administrative expenditures, $12.0 million of expenditures for settling gold contract positions and $9.3 million of cash interest payments, offset in part by a $4.8 million positive contribution from working capital changes.

Cash flow from operations was a deficit of $32.7 million in 2005, compared with a deficit of $36.0 million in 2004. The larger deficit in 2004 was mainly due to higher spending on settling gold contract positions. In 2004, the Company spent $19.1 million on settling gold contracts, as compared with $12 million in 2005.

Investing Activities

Capital expenditures totalled $48.4 million in 2006, as compared with $94.4 million in 2005. The decrease in capital expenditures is attributable to the delay in receiving the Permit to commence site development of Las Cristinas. Capital spending in 2006 was exclusively used for advancing the development of Las Cristinas and included expenditures for engineering design and equipment procurement under the EPCM contract and also for owner’s costs, including security, site general and administrative costs, environmental work, socio-economic programs, exploration drilling and legal and professional fees. Higher capital expenditures in 2005, as compared to both 2006 and 2004, reflect greater activity in the areas of engineering design and equipment procurement.

Until the Permit is received, capital expenditures for Las Cristinas are expected to largely comprise the owner’s costs described above and EPCM governed costs, such as SNC Lavalin charges, camp catering, freight and storage.

Capital expenditures for 2004-2006 are summarized as follows:

$ millions	2006	2005	2004
Las Cristinas	$48.4	$93.5	$40.7
Revemin/ Tomi	---	0.4	9.1
Albino	---	0.5	0.8
Corporate	---	---	0.3
Total	$48.4	$94.4	$50.9

The amount of capital spending in 2007 depends upon the timing of the receipt of the Las Cristinas Permit and the timing of future financings.

Financing Activities

In August 2006, the Company raised net proceeds of $26.9 million in a public offering of 10,125,000 units, with each unit consisting of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of C$4.25 on or before February 10, 2008.

In February 2006, the Company completed a private placement of 10,799,000 units at a purchase price of $2.90 per unit for net proceeds of $30.3 million. The units consisted of 10,799,000 common shares and 12,250,000 share purchase warrants. Each warrant allows the holder to purchase a common share of the Company for $4.25 per share for a period of 18 months, exercisable 45 days following the receipt of the Permit for the Las Cristinas project.

The Company received proceeds of $21.3 million during the third quarter of 2006 from the exercise of common share purchase warrants. Approximately $6.0 million of these proceeds were received in July 2006, when the Company agreed to amend the terms of 2,197,727 warrants, expiring September 15, 2006 and issue new warrants in exchange for the early exercise of the 2,197,727 warrants. Upon the early exercise of the warrants, the Company issued 2,197,727 common shares and issued 0.398 new common share purchase warrants for each warrant exercised, for an aggregate issue of 875,000 new warrants. Each new warrant entitles the holder to purchase one common share of the Company at an exercise price of $4.00 per share until July 14, 2008.

Standard Bank Loan

On December 23, 2005, the Company closed out the remaining 71,239 ounces of gold contract positions and converted the $14.3 million settlement amount into an amortizing term loan facility with Standard Bank Plc maturing on December 31, 2008. The loan consisted of a $7.5 million convertible portion and a $6.8 million non-convertible portion. During the second quarter of 2006, Standard Bank elected to convert the entire $7.5 million convertible portion of their loan into common shares of Crystallex. As a result of the conversion, the Company issued 3,765,841 common shares to Standard Bank.

The Company is required to make monthly principal and interest payments totalling $150,000 under the term loan agreement. In addition, the terms of the loan agreement require the Company to make mandatory loan prepayments upon the issue of equity or equity linked debt securities, including convertible or exchangeable debt securities. The prepayment amount is tied to the net proceeds of new equity financings. As a result of the private placement financing in February 2006 and the unit financing in August 2006, the Company made mandatory prepayments to Standard Bank of $2.1 million and $1.9 million respectively. At December 31, 2006, there was $3.2 million outstanding under the Standard Bank term loan.

Crystallex is providing a guarantee of the obligations under the term loan. The loan is secured by the Company’s Tomi and Revemin assets. The non-convertible portion of the term facility ranks pari passu with unsecured and unsubordinated debt of Crystallex.

Equity Draw Down Facility

The Company has a C$60 million equity draw down facility with a counterparty. Under the terms of the equity facility, the Company has the right, but not the obligation, to require the counterparty to purchase up to C$60 million of the Company’s common shares in a series of draws over a 24 month period, from September 14, 2005 to September 14, 2007. The minimum share price at which the Company will sell shares to the counterparty is C$1.00. On January 26, 2006, the Company exercised a fifth draw under the equity draw down facility and issued 1,661,130 common shares to the counterparty for gross proceeds of C$5.0 million. At December 31, 2006, a total of C$26.6 million had been drawn under the facility.

The Company issued the following common shares to the counterparty upon the exercise of four draws under the equity draw down facility.

Date	Shares Issued	Gross Proceeds
October 5, 2005	4,092,680	C$6.0 million
October 31, 2005	2,924,259	C$4.6 million
November 30, 2005	3,163,657	C$6.0 million
December 16, 2005	2,092,640	C$5.0 million
January 26, 2006	1,661,130	C$5.0 million

Asset Retirement Obligations

The estimate of future cash flows required for asset retirement obligations was reduced by approximately $0.4 million during 2006. The decrease was mainly attributable to a reduction in the estimate of costs associated with the retirement of the Revemin mill.

In 2005, the estimate for asset retirement obligations was reduced by $1.1 million, as compared with 2004. This reduction was mainly as a result of the reduction in the estimate of surface area to require rehabilitation at the Company’s Lo Increible properties.

Contractual Obligations and Commitments

The Company’s contractual obligations and commitments, as at December 31, 2006, are tabled below:

$ millions	Less than One Year	1 - 3 Years	4 - 5 Years	More Than 5 Years	Total
Long Term Debt Repayments[1]	$3.4	$2.0	$100.0	---	$105.4
Asset Retirement Obligations	$0.2	$1.0	---	---	$1.2
Operating Lease Obligations	$0.17	$0.21	---	---	$0.38

1 Included in the debt repayment schedule is $1.8 million of exchangeable notes, payable in two equal instalments in June and December 2007. The Noteholders may elect to exchange the instalments for shares of the Company and the Company has the option to satisfy the instalment obligation with shares. Subsequent to year-end, the Company received notice that the Noteholders have elected to receive shares of the Company for the June 2007 instalment.

In addition, the Company has approximately $1.9 million in outstanding commitments related to long lead time equipment ordered for Las Cristinas.

The Company has royalty commitments that are only payable if gold is produced. There is no obligation to make payments if gold is not produced. Currently, the Company’s only gold production is from the Tomi concession, which is subject to a 1.75% royalty on gold revenue. All gold production in Venezuela is subject to an exploitation tax, established under the Mining Law, which is payable to the Republic of Venezuela. The exploitation tax is presently 3% of gold revenue.

In the normal course of business, the Company has entered into contracts that contain commitments to pay amounts dependent upon future events. Such amounts, if any, are not determinable by the year end; consequently, no amounts have been accrued in the financial statements with respect to these commitments.

Related Party Transactions

During 2005 and 2006, Crystallex entered into the following material transactions with related parties:

Orion Securities Inc.: Orion Securities Inc. is an investment dealer that provided underwriting services to the Company in 2005 and 2006. Mr. Robert Fung is an employee of Orion Securities Inc. and is Chairman of the Board of Directors of Crystallex. During 2006, Orion was paid $2,947,156 for these services, none of which was to the benefit of Mr. Fung. During 2005, Orion was paid $121,000. The increase in 2006 was attributable to Orion’s role in the Company’s financing activities during the year.

During 2005, a portion of the Company’s legal fees were paid to a related party. McMillan Binch Mendelsohn LLP provides legal services to the Company. David Matheson is counsel to McMillan Binch Mendelsohn LLP and was a member of the Board of Directors of Crystallex until June 24, 2005. During that period in 2005, McMillan Binch Mendelsohn LLP was paid C$730,000 for providing legal services to Crystallex.

Outstanding Share Data

At March 26, 2007, 246,196,806 common shares of Crystallex were issued and outstanding. In addition, at March 26, 2007 options to purchase 11,289,089 common shares of Crystallex were outstanding under the Company’s stock option plan and warrants to purchase 18,687,500 common shares of Crystallex were issued and outstanding.

Quarterly Data

US$,000	2006				2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$5,720	$9,769	$5,520	$7,079	$6,623	$7,020	$6,301	$5,046
Net (Loss)	($11,617)	($8,815)	($8,296)	($6,956)	($18,585)	($10,338)	($8,295)	($7,989)

Quarterly revenue in 2006, as compared with 2005 reflects lower gold sales; however, in some quarters, notably the third quarter of 2006, this is offset by higher realized gold prices. The net loss in the fourth quarter of 2005 reflects the impact of a $6.6 million write-down of an investment in a subsidiary company.

The quarterly trends are consistent with the explanations of the annual trends set out in this MD&A.

Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company’s results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts, (principally fixed forward contracts and written call options) available operating capital and required reclamation costs. Among other things, these estimates each affect management’s evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from these and other estimates used in preparing these financial statements and such differences could be material.

Property Evaluations

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events and changes in circumstances indicate that the carrying value may not be recoverable. Estimated net future cashflows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors), operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future discounted net cashflows are less than the carrying amount.

Capitalization of Exploration and Development Costs

Mineral exploration costs such as topographical, geochemical, and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold, or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan are depleted and amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Commodity Derivative Contracts

The Company has in the past entered into commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments were not designated as hedges for accounting purposes and were carried on the balance sheet under the captions Commodity Contract Obligations at estimated fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains or losses arising from changes in the fair market value of the liability related to both fixed forward contracts and written call options and realized gains/losses on commodity derivative contracts which are either settled financially or through physical delivery, are recognized in the statement of operations in the period of the change or settlement as commodity contract loss/gain.

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this Management Discussion and Analysis, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See “Risk Factors” below and in the Company’s 2006 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

RISK FACTORS

The business and operations of the Crystallex Group are subject to risks. In addition to considering the other information in the Company’s 2006 40-F/Annual Information Form, you should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks Associated with Operating in Developing Countries

The Company’s mineral exploration and mining operations are located in Venezuela and may be adversely affected by whatever political instability and legal and economic uncertainty that might exist in such country. The risks associated with the Company’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Company’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Risks Specific to Operations in Venezuela

Political and Economic Instability

The Company’s principal mineral properties are located in Venezuela and as such the Company may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, exchange controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Environmental Permit Still Required

MIBAM completed its overall approval process of Las Cristinas on March 26, 2006. However, the Company has experienced delays in acquiring the environmental permit necessary to allow commencement of construction of the mine. The Company continues to await the issuance of the Permit, the initial application of which was submitted in April 2004. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which will allow the Company to proceed to put in place financing to fund construction. As the Las Cristinas project is the Company’s primary development project, the failure to obtain the Permit or to obtain the Permit in a timely manner could have a material adverse affect on the future of the Company’s business. There can be no assurance as to when or if the Permit will be granted.

Exchange Controls

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The exchange rate, originally fixed at approximately 1,600 Bolivars /US$, has since been adjusted twice upwards and presently stands fixed at 2,150 Bolivars/US$. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Company’s operations, including its ability to satisfy its foreign currency obligations.

Mine Operation Agreement

Lack of Ownership Rights

Under the Venezuelan Mining Law of 1999 (“VML”), all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas Deposits and has elected to do so through the CVG. See “Las Cristinas Project – Mine Operation Agreement” in the Company’s 2006 40-F/Annual Information Form. The Mine Operation Agreement is an operation agreement and does not transfer any property ownership rights or title rights to the gold produced to the Company. Rather, the Company has been authorized to exploit the Las Cristinas Deposits for the CVG in accordance with to the Mine Operation Agreement. The interests of the Company in the Las Cristinas Deposits are contingent upon the Company continuing to satisfy its obligations under the Mine Operation Agreement. Failure to do so could result in the CVG having the right to terminate the Mine Operation Agreement.

Lack of Copper Rights

In addition to gold, the Las Cristinas Deposits also contain very low levels of copper, 0.13% on average. Under the Mine Operation Agreement, the Company is only entitled to exploit the gold contained in the Las Cristinas Deposits. Based on the feasibility studies carried out by the Company and following discussions with the CVG, the Company has determined that exploiting the copper contained in the Las Cristinas Deposits would detract from the economics of the Las Cristinas Project. The Company does not need the right to exploit the copper contained in the Las Cristinas Deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas Deposits.

Although the Company does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas Deposits to the CVG or a third party. The Company has been advised by its Venezuelan counsel that:

(a)

if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operation Agreement to negotiate the exploitation of the copper with the Company; and

(b)

if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, the Company’s right under the Mine Operation Agreement to exploit the gold contained in the Las Cristinas Deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.

If the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Company will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Company will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas Deposits takes precedence over the third party’s right to exploit the copper.

Proposed Amendments to Mining Laws

In 2005, the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all “new” economic interests would be granted in the form of joint ventures or operating contracts. In order to effect this change, the Government of Venezuela, advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela. The Government of Venezuela also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would continue to qualify under the new regime on the same terms and conditions. The Government of Venezuela further stated that all those companies found not to be in compliance would have their operations turned over to small mining cooperatives supported by the Government of Venezuela via the national mining company. MIBAM issued its formal approval of Las Cristinas on March 26, 2006.

Arbitration Proceedings

The Company is a party interested in, but not a party to, an ongoing arbitration. Please see “Legal Proceedings – Withdrawal of MINCA Litigation – Vanessa Arbitration” in the Company’s 2006 40-F/Annual Information Form.

Sale of Gold

For the past several years the Company sold all of its Venezuelan gold production to the Central Bank of Venezuela. In June 2006, the Central Bank of Venezuela informed the Company it was suspending purchase of gold from the Company. During June and July, the Company sold gold to accredited third parties within Venezuela and in August 2006 the Central Bank resumed purchasing gold from the Company. The Company is updating the registration of its export licence which will also allow it to export and sell gold outside of Venezuela. Pending the update of the Company’s export licence, should the Company be unable to sell gold within Venezuela, it could have an adverse effect on the Company’s revenues, cash flow and profitability in the short-term.

Unauthorized Miners

The Company’s operations may also be affected by the presence of unauthorized miners which is not uncommon in the gold mining areas of the Guyana Shield area of northern South America, including Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive of authorized mining operations. Although the Company, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, there can be no assurance that these strategies will be successful or that the Company’s operations will not be adversely affected by the presence of unauthorized miners.

Imataca Forest Reserve

In addition to the general risks associated with environmental regulation and liability (see “Risk Factors – General Risk Factors – Environmental Regulation and Liability”), the Las Cristinas Deposits are located within the Imataca Forest Reserve (the “Reserve”). On September 22, 2004 Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Reserve, permits various activities (including mining) in up to 13% of the Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850, the latter of which was issued in May 1997. Decree 1850 reserved an even larger part of the Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Company from exploiting or fully exploiting the Las Cristinas Deposits.

Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Company was advised that the Las Cristinas project is not a new project and, accordingly Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

General Risk Factors

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Company has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Company does not carry title insurance with respect to its mineral properties. A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above under “Mine Operation Agreement – Lack of Ownership Rights,” the Mine Operation Agreement does not transfer any property ownership rights to the Company.

In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of joint ventures or either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. This review was completed as of December 31, 2005. MIBAM completed its approval process for the Las Cristinas project at the end of March 2006. However, there is no assurance that the Government will not issue further decrees or otherwise attempt to modify existing mining rights.

Environmental Regulation and Liability

The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company’s properties, the extent of which cannot be predicted.

In the context of environmental permits, in particular the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. In accordance with applicable laws, the Company has provided various forms of financial assurances to cover the cost of reclamation activities. However, there can be no assurance that the Company will not incur reclamation costs that are in excess of such financial assurances. While the Company plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance, however, failure with or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment in the future could adversely affect the Company.

Additional Funding Requirements

Under the terms of the Mine Operation Agreement, the Company is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operation Agreement. In order to carry out the Las Cristinas Project and its other mining projects, the Company will need to raise substantial additional financing which may include one or more of non-recourse project debt and other forms of public markets debt and equity.

In September 2005, the Company issued C$10 million of 5% unsecured notes due March 13, 2006 to Azimuth Opportunity, Ltd. (“Azimuth”) and established a C$60 million equity draw down facility with the same entity. The agreements between Azimuth and the Company stipulated that, until the C$10 million principal value of the unsecured notes was repaid, 50% of the proceeds of each draw under the equity draw down facility would be applied to repay the unsecured notes. During the fourth quarter of 2005 the Company received gross proceeds of C$21.6 million under the equity draw down facility, a portion of which was used to repay the outstanding C$10 million principal value of the unsecured notes. In January 2006 the Company raised additional gross proceeds of C$5.0 million under the equity draw down facility. In February 2006 the Company received gross proceeds of US$31.3 million under a private placement of units. In July 2006 the Company received US$6.04 million from the early exercise of warrants held by Riverview Group LLC. On August 11, 2006, the Company issued 10,125,000 units, each unit comprised of one common share and one common share purchase warrant, for an aggregate price of C$32.4 million. Despite these financings, the Company has limited access to financial resources and there can be no assurance that sufficient additional financing will be available to the Company on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas Project and other mining projects of the Company and could also result in the Company defaulting in the performance of its obligations under the Mine Operation Agreement.

Reserve and Resource Estimates

The Company’s reported mineral reserves and resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all. Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Company’s profitability in any particular accounting period. If its mineral reserve and resource estimates are incorrect, the Company will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Mineral Exploration and Exploitation

Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Company will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Company’s mineral exploration and exploitation activities will be successful.

Uninsurable Risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of the common shares of the Company. The Company does not maintain insurance against environmental risks.

Competition

The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Company competes with other mining companies, many of which have greater financial resources than the Company, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Company will be able to successfully compete against such companies.

Dependence on Limited Mining Operations and Properties

The Company’s Tomi operations and Revemin mill currently account for substantially all of the Company’s mineral production and revenues. Any adverse development affecting these operations could adversely affect the Company’s financial performance and results of operations. Furthermore, future results for the Company depend largely on the Las Cristinas project, which is currently in the development stage and which may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Company’s ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Company’s future performance.

Production Risks

The Company prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the corporation’s profitability, cash flows and financial position. There can be no assurance that the Company will achieve its production estimates.

The Company’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production. These factors also apply to the Company’s future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

In addition to the general production risks outlined above, one of the most significant physical production issues the Company faces in the Las Cristinas Project pertains to the heavy amount of rainfall the area receives (an average of 3.3 m/year). MDA has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements, which is consistent with the range of practice employed by the iron ore and bauxite mining industry in the same high rainfall region in Venezuela as well as comparable mining operations in similar or greater rainfall regions of Guyana, Suriname and Brazil. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

Regulations and Permits

The Company’s activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Company’s exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold Price Volatility

The gold price can fluctuate widely and is affected by numerous factors beyond the Company’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2006, the gold price fluctuated between a low of US$253 per ounce and a high of US$725.75 per ounce. On December 29, 2006, the a.m. fixing price of gold sold in the London Bullion Market was US$635.70 per ounce.

The Company’s revenues, cash flow and profitability are significantly affected by changes in the gold price. If the gold price declines below the cost of production at any of the Company’s operations for a significant period, the Company may be required to suspend or terminate production at the affected operation. In addition, the Company may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation. Any of these developments could negatively affect the Company’s profitability, cash flows and financial position. Accordingly, even if the Company discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Company to sell the gold produced by it profitably.

The market price of the common shares of the Company is also affected by fluctuations in the gold price.

Currency Fluctuations

Currency fluctuations may affect costs at the Company’s operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Company’s operating expenses is in non-U.S. dollar currencies. Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Company’s profitability, cash flows and financial position.

Credit and Market Risks

The Company enters into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that counterparty might fail to fulfill its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from one customer, the Venezuelan Central Bank.

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities. The Company currently does not have metal forward and option contracts.

Recent Losses and Write-downs

The Company incurred net losses in each of 2006, 2005, and 2004. The Company’s deficit at December 31, 2006 was US$287.2 million. The Company’s profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations and other factors discussed in this section of the Annual Information Form. Substantially all of these factors are beyond the control of the Company. There can be no assurance that the Company will become profitable in the near future.

As part of the preparation of its audited comparative consolidated financial statements for the years ended December 31, 2004 and 2003, the Company undertook a detailed review of the carrying value of its mineral properties, deferred exploration costs and plant and equipment. These reviews resulted in combined asset write-downs of US$49.5 million in the 2003 and 2004 financial statements.

Operating Losses are Expected to Continue In the Near Future

The Company has experienced losses from operation for each of the last three years. The Company expects that it will continue to incur losses, and possibly incur increased losses, until the Las Cristinas mine is operational. The Company expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study.

Dependence on Key Employees

The Company’s business and operations are dependent on retaining the services of a small number of key management personnel. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could have a materially adverse effect on the Company. The Company does not maintain insurance on any of its key employees. Due to the length of time in obtaining the Permit the Company has granted retention bonuses to certain members of senior management. Further delays in obtaining the Permit may make it more difficult for the Company to retain key employees.

Compliance with Sarbanes-Oxley Act of 2002

Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) requires companies to, among other things, have management provide a report on the Company’s internal controls with respect to financial reporting. The Company has complied with this particular aspect of Sarbanes-Oxley for its fiscal year ended December 31, 2006. Management’s evaluation of, and report on, the Company’s internal controls over financial reporting is set out in this Management Discussion and Analysis under the heading “Report on Disclosure Controls and Procedures – Internal Control over Financial Reporting”. There can be no assurance the Company’s internal controls over financial reporting will be free of material weaknesses in future periods. When a material weakness is discovered, the Company will likely incur costs to fix the internal controls for financial reporting as well as costs incurred to remediate any financial inaccuracies. There is also a risk that the market will react adversely to such a finding.

Common Share Price Volatility

The market price of the common shares of the Company could fluctuate significantly based on a number of factors in addition to those listed in this Annual Information Form, including:

•	the Company's operating performance and the performance of competitors and other similar companies;
•	the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities;
•	changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;
•	changes in general economic conditions;
•	the number of the common shares to be publicly traded after this offering;

•	the arrival or departure of key personnel;
•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and
•	gold price volatility.

In addition, the market price of the common shares of the Company are affected by many variables not directly related to the Company's success and are, therefore, not within the Company's control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares on the exchanges on which the Company trades has historically made the Company's share price volatile and suggests that the Company's share price will continue to be volatile in the future.

Potential Dilution

As at December 31, 2006, the Company has outstanding options to purchase approximately 11,394,085 (common shares of the Company and warrants to purchase approximately 18,687,500 common shares of the Company (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). There were a further 1,043,833 options outstanding with a weighted average exercise price of C$4.03 that were not fully vested. The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional option and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company’s then current shareholders could also be diluted.

Enforcement by Investors of Civil Liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers and directors and most of the experts named in this Annual Information Form are residents of Canada, and that a substantial portion of the Company’s assets and the assets of a majority of the Company’s directors and officers and the experts named in this Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors, officers or experts, judgments contained in U.S. courts. The Company believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes. However, the Company can provide no assurances to this effect.

Future Hedging Activities

The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

No Payment of Cash Dividends in the Near Future

Given that the Company is currently in the development stage for its principle property, the Las Cristinas project, the Company intends to retain its earning to finance the growth and development of the business rather than pay dividends to shareholders. The Company does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company’s shares and the underlying commodities markets.

REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

As of December 31, 2006, Management evaluated the Company’s internal controls over financial reporting (“ICFR”), as defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators. For the purposes of Management’s evaluation, a weakness in the Company’s ICFR would be considered to be a “material weakness” if the weakness was a significant deficiency, or a combination of significant deficiencies, that resulted in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis by Management or employees in the normal course of performing their assigned functions.

In making its assessment of the Company’s ICFR as of December 31, 2006, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Management identified the material weaknesses in the Company's ICFR described below. The material weaknesses identified by Management did not result (either individually or collectively) in any adjustments to the Company’s annual or interim consolidated financial statements for the 2006 fiscal year or any prior period.

1.            Override and Monitoring of Established Controls. During the process of review and evaluation, it was determined that certain weaknesses existed which resulted in local management of the Company’s Venezuelan branch having the ability to override established internal controls relating to the granting of service contracts and approval of completion of contractual service work. This weakness has the potential to result in material misstatements in the Company’s consolidated financial statements.

To address this weakness, Management has implemented additional controls around the granting of service contracts and the required approvals of completion of contractual service work performed to ensure the completeness and appropriateness of all amounts recorded in the Company’s consolidated financial statements.

2.            Tax Obligations. During the process of review and evaluation, Management concluded that, as of December 31, 2006, a weakness existed in ICFR caused by a lack of competent staff in place at its Venezuelan subsidiaries to ensure the Company appropriately recorded and disclosed taxation related matters in preparing its consolidated financial statements with respect to various types of tax obligations in Venezuela. This weakness has the potential to result in material misstatements of the Company’s recorded tax liabilities.

Management has since taken steps to remediate this problem. In January 2007, the Company hired a qualified tax manager in Venezuela to ensure the Company’s Venezuelan tax obligations are appropriately recorded and disclosed in the Company’s consolidated financial statements.

3.            Complex Accounting Issues – US GAAP. Management has concluded that, as of December 31, 2006, the Company did not have adequate levels of expertise with respect to US GAAP complex accounting issues. This weakness has the potential to result in material misstatements in the Company’s US GAAP reconciliation note in its financial statements.

Management has concluded and the Board of Directors has agreed that, taking into account the present stage of the Company’s development, the present competency of the finance personnel charged with the preparation of the annual financial statements, the findings of the results from the annual audit and the best interests of its shareholders, the Company is not currently of a sufficient size and scale to warrant the hiring of additional professional staff to fully respond to this weakness. Management intends to minimize the potential impact of this weakness on a going forward basis by engaging external advisors to review all US GAAP accounting matters relating to the Company’s consolidated financial statements.

4.            Segregation of Duties. During the process of review and evaluation Management concluded that, as of December 31, 2006, a weakness existed in ICFR caused by a lack of adequate segregation of duties in the preparation, review and approval of subsidiary operating results which are included in the Company’s consolidated financial statements. This weakness has the potential to result in material misstatements in the Company’s consolidated financial statements.

To address this weakness, Management is in the process of hiring additional staff at appropriate levels within the Company to ensure that an adequate segregation of duties can be achieved in the preparation of the Company’s consolidated financial statements. Management has also performed additional procedures relating to subsidiary operating results that are included in the Company’s consolidated financial statements.

NON GAAP MEASURES

Total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. Total cash costs per ounce are derived from amounts included in the Operations Expenses line on the Company’s Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs. Total cash costs are calculated by the aggregate of these costs by gold ounces sold. Total cash cost statistics should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under U.S. GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to assess profitability and cash flow from Crystallex’s operations and to compare it with other precious metals producers.

Total cash costs per ounce may be reconciled to our Statement of Operations as follows:

$,000’s	2006	2005
Operating Costs per Financial Statements	$27,099	$22,755
Adjust for Albino Development Expenditures	---	$592
Exploration Expenditures	($621)	---
Asset Retirement Obligations Adjustment	$310	---
Operating Costs for Per Ounce Calculation	$26,788	$22,163

Gold Ounces Sold	48,570	55,217
Total Cash Cost Per Ounce US$	$552	$401

Additional information relating to Crystallex, including the 2006 Form 40-F/Annual Information Form, is available on SEDAR at www.sedar.com.

About Crystallex

Crystallex International Company is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence gold production in 2009 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production at Las Cristinas; Crystallex's projected construction and production schedule, and cost and production estimates for Las Cristinas; and management's statements regarding its expectations regarding mining in Venezuela. Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances. Many factors could cause Crystallex's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled “Risk Factors” in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the “SEC”)) and elsewhere in documents filed from time to time with Canadian provincial securities regulators, the SEC and other regulatory authorities. These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements. Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

NOTE TO U.S. SHAREHOLDERS: The terms “proven mineral reserve” and “probable mineral reserve” used in this press release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the SEC's Industry Guide 7. The terms, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this press release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. While the terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. For a detailed discussion of mineral resource and mineral reserve estimates and related matters see the Company's technical reports, the Annual Information Form and other reports filed by the Crystallex on www.sedar.com and www.sec.gov. A qualified person has verified the data contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	March 29, 2007	By:	/S/ DAN HAMILTON
Name: Dan Hamilton Title: Chief Financial Officer